FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

June 21, 2001

ASM INTERNATIONAL N.V.
(Translation of registrant’s name into English)

Jan van Eycklaan 10
3723 BC Bilthoven
The Netherlands
(Address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F [X]        Form 40-F [ ]

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes [   ]        No [X]

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________________.]

Other Events

     A copy of the press release dated June 8, 2001 is filed herewith as Exhibit 99.1 and is incorporated herein by reference.

Incorporation by Reference

     This Form 6-K is hereby incorporated by reference into the Company’s Forms F-3 nos. 333-11234, 333-11502 and 333-56796 filed with the U.S. Securities and Exchange Commission.

Exhibit Index

Exhibit No.	Description	Filed Herewith

99.1	Press release dated June 8, 2001	X

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASM INTERNATIONAL N.V.

Date:	June 21, 2001	By: /s/ Arthur H. del Prado Arthur H. del Prado President and CEO

Exhibit Index

Exhibit No.	Description	Filed Herewith

99.1	Press release dated June 8, 2001	X